Exhibit 99.1

The financial statements for the first half year ended June 30, 2025 of Top KingWin Ltd (the “Company”, “we” or “us”) included herein have not been audited by the Company’s independent registered accounting firm.

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2025
AND DECEMBER 31, 2024
(In USD)

	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash	$2,220,700	$2,814,010
Restricted cash	95,064	-
Accounts receivable, net	104,415	465,867
Accounts receivables, related parties	-	54,800
Prepayments	37,534,859	36,831,913
Other receivables	1,725,304	586,155
Total current assets	41,680,342	40,752,745

NON-CURRENT ASSETS
Property and equipment, net	108,398	137,606
Intangible assets, net	60,561	63,333
Operating lease right-of-use assets	373,100	564,808
Other non-current assets	61,807	59,037
Total non-current assets	603,866	824,784

TOTAL ASSETS	$42,284,208	41,577,529

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	274,460	564,466
Accounts payable - related party	7,608	17,673
Operating lease liabilities - current	269,451	284,100
Advance from clients	507,836	489,523
Due to related parties	219,926	218,081
Taxes payable	4,175	14,658
Bonds Payable-short term	2,462,676	2,025,440
Accruals and other payables	1,553,750	1,979,109
Total current liabilities	5,299,882	5,593,050

Operating lease liabilities - non-current	104,798	282,454
Total non-current liabilities	104,798	282,454

TOTAL LIABILITIES	$5,404,680	5,875,504

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0025 par value (the “Class A Ordinary Share”), 75,000,000 shares authorized, 11,299,816 and 7,195,314 shares issued and outstanding as of June 30, 2025 and December 31, 2024*	$28,179	$17,918
Class B ordinary shares, $0.0025 par value, 50,000,000 shares authorized, 189,434 and 151,479 shares issued and outstanding as of June 30, 2025 and December 31, 2024*	474	379
Additional paid-in capital	49,077,247	45,283,229
Statutory reserve	282,545	282,545
Accumulated deficits	(12,770,891)	(9,607,600)
Accumulated other comprehensive gain/(loss)	261,974	(274,446)

Total shareholders’ equity	36,879,528	35,702,025

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$42,284,208	$41,577,529

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 24, 2025.

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND
COMPREHENSIVE (LOSS) INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(In USD)

	Six Months Ended
	June 30,
	2025	2024

REVENUES	3,417,018	1,351,121

COST OF REVENUES	(3,027,100)	(981,389)

GROSS PROFIT	389,918	369,732

OPERATING EXPENSES
Selling expenses	(420,496)	(611,938)
General and administrative expenses	(2,698,824)	(3,444,910)
Total operating expenses	(3,119,320)	(4,056,848)

LOSS FROM OPERATIONS	(2,729,402)	(3,687,116)

OTHER INCOME (EXPENSE), NET
Other income	7,215	122,261
Other expense	(441,104)	(35,129)
Total other income, net	(433,889)	87,132

NET LOSS BEFORE INCOME TAXES	(3,163,291)	(3,599,984)

Income tax expense	-	(60,841)

NET LOSS	$(3,163,291)	$(3,660,825)

Other comprehensive loss
Foreign currency translation gain/(loss)	536,420	(41,646)

TOTAL COMPREHENSIVE LOSS	$(2,626,871)	$(3,702,471)

Basic and diluted loss per share*	$(0.43)	$(5.78)

Weighted average number of common shares outstanding - basic and diluted*	7,370,080	633,278

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 24, 2025.

TOP KINGWIN LTD

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(In USD)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(3,163,291)	$(3,660,825)
Adjustments to reconcile net income to cash (used in) operating activities:
Provision (reverse) for doubtful accounts	(99,185)	(14,357)
Depreciation and amortization	45,005	48,661
Finance expenses	559,863	-
Non-cash operating lease expenses	130,600	106,548
Share-based compensation expenses	1,529,138	1,773,600
Foreign exchange gain	(678,837)	(42,850)
Changes in assets and liabilities
Accounts receivable	513,134	238,212
Other receivables	(120,409)	(96,868)
Prepayments	-	151,732
Due from related parties	-	(234,387)
Other non-current assets	66,553	7,623
Accounts payable	(290,006)	(162,766)
Accruals and other payables	575,917	23,477
Advance from clients	18,313	(147,524)
Taxes payable	(10,483)	(53,344)
Accounts payable - related party	(10,065)	-
Operating lease liabilities	(192,305)	(103,266)
Net cash used in operating activities	(1,126,058)	(2,166,334)
Cash flows from investing activities
Purchase of property and equipment	(9,657)	(5,690)
Purchase of intangible assets	-	(29,761)
Proceeds from disposal of subsidiaries	479,965	-
Net cash used in investing activities	470,308	(35,451)

Cash flows from financing activities
Due to other parties	146,154	-
Proceeds from issuance of convertible notes	797,460	-
Cash paid for stock issuance costs	(600,000)	-
Due from related parties	-	881,306
Due to related parties	-	(186,901)
Net cash provided by financing activities	343,614	694,405

Effect of exchange rates on cash	(186,110)	(42,813)

Net increase (decrease) in cash and restricted cash	(498,246)	(1,550,193)

Cash and restricted cash at beginning of period	2,814,010	4,648,980

Cash and restricted cash at end of period	$2,315,764	$3,098,787

Cash at end of period	$2,220,700	$3,098,787
Restricted cash at end of period	95,064	-
Cash and restricted cash at end of period	$2,315,764	$3,098,787
Supplemental disclosure information
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$420
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$179,664	$-

TOP KINGWIN LTD

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited - Expressed in United States Dollars

For the six months ended June 30, 2025 and 2024

1.	General information and basis of presentation

General information

Top KingWin Ltd and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide four main corporate services, including corporate business training, corporate consulting, advisory, transaction services and sales of devices to support AI data collection and analysis to its clients in the People’s Republic of China (the “PRC”).

Top KingWin Ltd (Referred as “KingWin”) is a holding company incorporated in Cayman Island on February 16, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Sky Kingwin Ltd (Referred as “KingWin BVI”) established under the laws of the British Virgin Islands on March 15, 2022. KingWin BVI is also a holding company holding all of the outstanding equity of SKY KINGWIN (HK) LIMITED (Referred as “KingWin HK”) which was incorporated in Hong Kong on April 19, 2022. KingWin HK is a holding company holding all of the outstanding equity of Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. (Referred as “Tiancheng Jinhui”) and Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (referred to as “Tiancheng Chuangxin”). Tiancheng Jinhui was established under the laws of the PRC on October 25, 2018, while Tiancheng Chuangxin was established under the laws of the PRC on August 19, 2024.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”).

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2025, the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income and cash flows for the six months ended June 30, 2025 and 2024, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with U.S. GAAP for interim financial statements using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2024. These unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the consolidated financial position, operating results and cash flows of the Company for each of the periods presented. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

2.	Revenue recognition

The Company’s revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. The Company revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, service obligations may be delivered over time or at a point in time. Control of the services is transferred over time if the Company’s performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If control of services transfers over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the client obtains control of the services.

The Company currently generates its revenue from the following table presents revenues by service categories for the six months ended June 30, 2025 and 2024, respectively:

	For the Six Months Ended June 30,
	2025		2024
Service Category	$	% of revenues	$	% of revenues
Advisory and transaction services	153,492	4.5%	146,515	10.8%
Corporate business training services	343,455	10.1%	454,357	33.6%
Corporate consulting services	43,316	1.3%	654,398	48.4%
Revenues from sales of devices to support AI data collection and analysis	2,783,071	81.4%	-	-
Others	93,684	2.7%	95,851	7.1%
Total revenues	3,417,018	100%	1,351,121	100%

Timing of revenue recognition

	For the six months ended June 30,
	2025	2024
Point in Time	3,417,018	1,351,121
Over Time	-	-
Total Revenue	3,417,018	1,351,121

3.	Expenses by nature

	For the six months ended June 30,
	2025	2024
Cost of revenue (Note 3 (i))	3,027,100	981,389
Payroll and employee benefits (Note 3 (ii))	2,125,583	2,923,687
Depreciation and amortization (Note 3 (iii))	175,605	155,209
Professional services fee	560,170	702,628
Provision (reverse) for credit loss	(99,185)	(14,357)
Office and other expenses	357,147	289,681
Total cost of revenue, administrative expenses and selling expenses	6,146,420	5,038,237

	For the Six Months Ended June 30,
i) Service Category	2025	2024
Advisory and transaction services	-	-
Corporate business training services	195,986	257,121
Corporate consulting services	30,091	724,268
Cost goods sold from sales of devices to support AI data collection and analysis	2,770,893	-
Others	30,130	-

	For the Six Months Ended June 30,
ii) Payroll and employee benefits:	2025	2024
Payroll and employee benefits incurred and classified as selling and administration expenses:
Salaries, allowances, bonus, benefits and in kind	596,445	1,150,087
Contributions to defined contribution retirement plan	-	-
Share based payments	1,529,138	1,773,600
Payroll and employee benefits incurred and classified as cost of revenue	49,512	230,241

	For the Six Months Ended June 30,
iii) Depreciation and amortization：	2025	2024
Property and equipment	41,082	43,960
Intangible assets	3,923	4,701
Right of use assets	130,600	106,548

4.	Loss per share

(a) Basic loss per ordinary share

The calculation of basic loss per ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by the weighted average number of ordinary shares outstanding.

(b) Diluted loss per ordinary share

Diluted loss per ordinary share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per ordinary share during the six months ended June 30, 2025 and 2024.

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the six months ended June 30, 2025 and 2024 presented:

	As of June 30,
	2025	2024
Numerator:
Net loss attributable to Top KingWin’s shareholders	(3,163,291)	(3,660,825)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	7,370,080	633,278
Denominator for basic and diluted net loss per share calculation	7,370,080	633,278
Basic and diluted net loss per share attributable to ordinary shareholders of Top KingWin’s shareholders	(0.43)	(5.78)

5.	Property, equipment and intangible assets

During the six months ended June 30, 2025, the Group incurred capital expenditure on property, equipment and intangible assets with a cost of $ 9,657, compared to $ 35,451 for the same period in 2024.

For the six-month ended June 30, 2025 and 2024, no impairment losses were recognized with respect to property, equipment, and intangible assets.

6.	Prepayments

As of June 30, 2025, the balance of advance payments was $37,534,859, compared to $36,831,913 as of December 31, 2024.

In September 2024, the Company made an advance payment of $36,750,000 to Qingchao (shenzhen) Industrial Co., Ltd., Shenzhen Yingyou Technology Co., Ltd., Shenzhen Baisheng Tiancheng Technology Co., Ltd., and Shenzhen Chixin Technology Co., Ltd. (“the suppliers”) for the procurement of essential AI hardware equipment. Due to the industry-wide capacity constraints, the suppliers had delayed the delivery to September 30, 2025 (1st batch) for 50% of total and December 31, 2025 (2nd batch) for another 50%.

7.	Share-based payments

The Corporation’s 2025 Equity Incentive Plan was formally adopted on April 22, 2025, with the objectives of fostering long-term corporate success, attracting and retaining high-caliber personnel, and aligning the interests of employees with those of the shareholders. The Plan encompasses a variety of equity grant options. In June 2025, under this scheme, a total of 284,481 Class A Ordinary Shares were granted to 21 individuals and a total of 37,955 Class B Ordinary Shares were granted to 1 employee, and vested immediately and the exercise price was $4.7425 per share on June 17, 2025. The expense recognized for share-based compensation for the six-month period concluding on June 30, 2025, amounted to $1,529,138. Detailed information regarding the issuance and vesting of common shares is provided below:

8.	Equities Roll forward Schedule

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	(Accumulated deficits)	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	capital	reserve	earnings	income (loss)	equity

Balance, December 31, 2024	$7,195,314	$17,918	151,479	$379	$45,283,229	$282,545	$(9,607,600)	$(274,446)	$35,702,025
Net loss	-	-	-	-	-	-	(3,163,291)	-	(3,163,291)
Capital Contribution	3,820,021	9,550	-	-	2,265,686	-	-	-	2,275,236
Share-based payments	284,481	711	37,955	95	1,528,332	-	-	-	1,529,138
Foreign currency translation adjustment	-	-	-	-	-	-	-	536,420	536,420
Balance, June 30, 2025	11,299,816	$28,179	189,434	$474	$49,077,247	$282,545	$(12,770,891)	$261,974	$36,879,528

9.	Material related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company for the six months ended June 30, 2025 and 2024 consisted of:

Name of Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2023, Mr. Ruilin Xu still holds 48.62% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.
Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.
Mr. Zhiliang Hu	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd.
Shenzhen CIC Consulting Co., Ltd.	Mr. Zhiliang Hu holds 30% equity interest in Shenzhen CIC Consulting Co., Ltd.
Shenzhen Zhongtou Shunshi Investment Management Co.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd
Shenzhen Zhongtou Big Data Technology Co.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd.
Shenzhen Zhongtou Industrial Treasure Network Co.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Treasure Network Co. Ltd.
Infinity worldwide holding., Ltd.	Infinity worldwide holding., Ltd is the shareholders of the company and holds 2.847% interest rights.

Key management personnel compensation

	As of June 30,	As of June 30,
	2025	2024
Short-term employment benefits (excluding discretionary bonus)	94,374	134,885
Discretionary bonus	-	3,004
Share based payments	1,529,138	1,773,600

Except for the above, there is no other transactions between with the company and its related parties for the six months ended June 30, 2025 and 2024.

Balances with related parties

	June 30,	December 31,
	2025	2024
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$7,608	$17,673
Subtotal	7,608	17,673
Less: Total accounts payable-related party from discontinued operations	-	-
Total accounts payable-related party	$7,608	$17,673

Due from related parties *
Shenzhen CIC Consulting Co., Ltd.	$-	$217,651
Shenzhen Zhongtou Shunshi Investment Management Co.	-	113,801
Shenzhen Zhongtou Big Data Technology Co.	-	25,441
Mr. Zhiliang Hu	-	11,646
Shenzhen Zhongtou Industrial Treasure Network Co.	-	40,086
Subtotal	-	408,625
Less: Total due from related parties from discontinued operations	-	408,625
Total due from related parties	$-	$-

Due to related parties *
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$29,454	$28,907
Infinity worldwide holding ltd	120,674	120,674
Guangzhou Tiancheng Capital Management Group Co., Ltd.	69,798	68,500
Mr. Zhiliang Hu	-	616
Subtotal	219,926	218,697
Less: Total due to related parties from discontinued operations	-	616
Total due to related parties	$219,926	$218,081

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

10.	Subsequent Event

On July 7, 2025, the Company entered into a certain termination agreement with certain investors to unwind the offering in June 2025 and repurchased all 3,500,000 of its Class A Ordinary Shares issued thereunder.

On August 5, 2025, the Company closed a private placement transaction, where the Company entered into certain securities purchase agreement with certain non-U.S. investors pursuant to which the Company sold 26,136,363 Class A Ordinary Shares, at $0.44 per share, for gross proceeds of approximately $11.5 million.

On August 12, 2025, the Company registered 1,081,267 Class A Ordinary Shares, that may be issued under the Company’s 2025 Equity Incentive Plan, through Form S-8 (File No. 333-289521).

On September 8, 2025, the Company effected a reverse share split of its Class A Ordinary Shares at the ratio of 25-for-1, effective at the open of business on September 8, 2025.

On September 9, 2025, the Company entered into a letter agreement with a subsidiary of ATW Partners LLC, pursuant to which both parties mutually release each other and their related persons and entities from any claims or liabilities of any kind arising on or before the date of this agreement in connection with the Company’s $2.5 million and $1 million convertible note offerings, as previously disclosed in the Form 6-Ks furnished on November 26, 2024 and February 19, 2025 respectively.